VIA EDGAR

September 27, 2017

Mr. William H. Thompson

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Grid plc

Form 20-F for Fiscal Year Ended March 31, 2017

Form 6-K filed May 18 2017

File No. 1-14958

Dear Mr. Thompson:

In your letter dated September 15, 2017 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 20-F for Fiscal Year ended March 31, 2017 and Form 6-K filed on May 18, 2017 within ten business days or advise you when we would provide a response.

During our telephone conversation with you on September 27, 2017, we advised that due to timing constraints we would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until Friday, October 13, 2017 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at +44 207 004 3033.

Very truly yours,

/s/ Andrew Bonfield

Andrew Bonfield

Finance Director

National Grid plc.

cc:	Jason Niethamer, Securities and Exchange Commission

Alison Kay, National Grid plc

Thomas B Shropshire, Jr., Linklaters LLP